February 3, 2006

Stephen Krikorian

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

RE:	NMXS.COM, INC.
Form 10-KSB for the Fiscal Year Ended December 31, 2004
Form 10-QSB for the Fiscal Quarter Ended March 31, 2005
Form 10-QSB for the Fiscal Quarter Ended June 30, 2005
Form 10-QSB for the Fiscal Quarter Ended September 30, 2005
File No. 333-30176

Dear Mr. Krikorian:

In reply to the comments dated December 20, 2005, we offer the following additional clarification:

Notes to Consolidated Financial Statements

Note B – Summary of Significant Accounting Policies

[2] Revenue Recognition, pages 25-27

1.

We note your response to prior comment number 2, and your disclosure on page 26 of your amended form 10-K which states that you typically charge 17% to 21% of the software purchase price for a 12-month maintenance contract. Explain how considered the guidance in AICPA TPA 5100.55 when establishing VSOE in this manner. That is, confirm that the percentage to be charged is stated in the license agreement and the percentage will not change upon renewal. If not, tell us whether the renewal rate cited in the footnote is based on actual results of percentages changed upon renewals that range between 17% to 21%. In this regard, explain why you believer that your renewal rate range in consistent. In addition, tell us how the discounts offered for longer-term contracts impacts your renewal range and your ability to establish VSOE of maintenance services based on TPA 5100.55.

ANSWER: We believe that our renewal rate range is consistent because the percentage for a maintenance contract that is charged to any particular customer does not change upon renewal. The percentage among customers may vary within the stated range depending upon the complexity of the software being maintained. The complexity of the software is a direct result of the amount of customization involved. Greater customization means that there is more customized code in the software that must be addressed for regular maintenance, customer support and upgrades. Since a greater level of customization means more of our time required to maintain the system, the

5021 Indian School Rd. NE Suite 100 - Albuquerque, New Mexico 87110 – (505) 255-1999 – (505) 255-7201 (Fax)

www.nmxs.com

customer will be charged a higher percentage for a maintenance contract within the stated range. Discounts for longer-term contracts may reduce the amount of the maintenance fee, but they essentially remain within the stated range.

2.

In your response to prior comment number 2, you state that ‘these types of arrangements require us to make judgments about the fair value of undelivered elements arrangements.’ Explain what judgments are required and whether these judgments should be included in your critical accounting policy and estimates discussion. We refer you to SEC Release 33-8350, Section I.E.

ANSWER: Given that our maintenance renewal contracts are generally a percentage of the software sale and that they vary within a range, judgments must be made for new customers regarding the level of customization of their product. This would then allow us to determine the fair value of the maintenance portion of the contract for that customer; in other words, where within our stated range would the value of a renewal contract for that customer fall, based on the complexity of their customized software. We believe that these judgments fall within the critical accounting policies and estimates already discussed in our footnotes.

3.

Your response to prior comment number 3 states your customers do not have the right to take possession of your software and therefore, your hosting arrangements do not fall within the scope of SOP 97-2. Therefore, pursuant to paragraph 5 of EITF 00-3, these arrangements are service contracts and are outside the scope of SOP 97-2. Based on this conclusion, please address the following with respect to your accounting policy for hosting revenue as noted in your response and page 12 of your amended Form 10-K.

•

You disclose that you sell hosting and maintenance contracts in connection with the sale of software licenses. Clarify why you consider the software license to be an element in your hosting arrangements as you have concluded that these arrangements are scoped outside of SOP 97-2 and therefore, pursuant to paragraph 5 of EITF 00-3 a software element is not present in your hosting arrangements.

•	Tell us whether you allocate any of the arrangement fees to the software license portion of your hosting arrangements. If so, tell us when you recognize such revenue.
•

We note that you recognize maintenance revenue in accordance with paragraph 57 of SOP 97-2. However, as you have concluded that your hosting revenues do not fall in the scope of SOP 97-2 clarify why you account for this in accordance with SOP 97-2 instead of SAB Topic 13.

•	Tell us the amount of revenue that you have recognized from all elements of hosting revenue arrangements in fiscal year 2003 and 2004 and for the nine-months ended September 30, 2005.

ANSWER: In general, some of the hosting contracts we sell are in conjunction with the sale of software, and we sell some hosting contracts without an associated software sale.

•	Therefore, those hosting arrangements sold in conjunction with a software sale have a software license component, and they are accounted for under SOP 97-2.

5021 Indian School Rd. NE Suite 100 - Albuquerque, New Mexico 87110 – (505) 255-1999 – (505) 255-7201 (Fax)

www.nmxs.com

•

When the hosting arrangement is sold in conjunction with a software sale, we allocated a portion of the fee to the software license. As stated in the footnote on revenue recognition, license fees are recognized ratably over the term of the license.

•

Maintenance contracts follow the same pattern as hosting contracts: some are in conjunction with the sale or license of software, and some are in conjunction with hosting arrangements where the customer does not have the right nor the ability to take possession of the software. Those contracts that are sold in conjunction with the sale of the software are accounted for according to SOP 97-2, with a portion of the arrangement being allocated to license revenue.

•

In fiscal year 2003 we recognized approximately $445,000 in hosting revenue, in fiscal 2004 we recognized approximately $472,000, and for the nine months ended September 30, 2005 we recognized approximately $216,000.

4.

Your response to prior comment number 6 states that revenue was recognized on the exchange when the software was transferred to the customer for the software and customization provided in the exchange. Tell us whether you completed customization services and any other services required by the arrangement prior to recognizing the revenue for such services.

ANSWER: Forbes.com is our only customer with whom we have engaged in barter transactions, and customization for their software was completed at the time of transfer of the software.

5.

We note your revised disclosure and response with respect to your method of determining fair value of the advertising credits received in your barter transactions. We also note per your disclosure on page 23 of the Form 10-Q for the quarter ended September 30, 2005 that you have not used any of the advertising credits received from any of your barter transactions. Tell us how you considered EITF 93-11 to determine whether an impairment of the carrying value of the advertising credits is necessary as of September 30, 2005. Explain how you determined that you will be able to use all the barter credits recorded as of September 30, 2005. Further, tell us whether there are any contractual expiration provisions to these credits.

ANSWER: We determined that it would not be efficient to use advertising until our new products are ready for sale. Our new products were only finalized during the fourth quarter of 2005, so we began using the advertising credits at that time. Forbes is providing us with advertising space based on their quoted catalog price, and we have insertion orders (equivalent to a purchase order for advertising) matching the remaining amount on our balance sheet. These insertion orders have no expiration date.

6.

Your disclosure on page 22 of the Form 10-Q for the quarter ended September 30, 2005 states that you reclassified receivables from three barter transactions from accounts receivable to prepaid expenses. Explain how you determined that prospective disclosure of this change was

5021 Indian School Rd. NE Suite 100 - Albuquerque, New Mexico 87110 – (505) 255-1999 – (505) 255-7201 (Fax)

www.nmxs.com

appropriate and tell us what consideration you gave to characterizing these changes as restatements and amending previously filed Exchange Act reports.

ANSWER: During the third quarter of 2005, the receivable was reclassified as prepaid advertising because we began using the advertising credits during the fourth quarter of 2005. By the end of the third quarter, we had the documentation in place to support the reclassification of the balance to prepaid assets as opposed to accounts receivable. As a result, we believe that prepaid assets is a more appropriate classification of the balance as of the third quarter of 2005.

7.

Tell us how you have considered the disclosure requirements in paragraph 28 of APB 29 and paragraph 8 of EITF 99-17. In this regard, the footnotes should clearly describe the nature and amount of non-monetary transactions presented in the financial statements for each period presented.

ANSWER: We have added disclosure to the footnotes (Note I) for the Form 10-QSB for the fiscal quarters ended March 31, 2005, June 30, 2005, and September 30, 2005 regarding the nature and extent of the barter transactions during the year.

Form 10-Q for the Fiscal Quarter Ended September 30, 2005

8.

The discussion of results of operations should cover material changes in results of operations of the current interim periods (quarterly and cumulative) as compared with those of the corresponding preceding interim periods. In this regard, the disclosures should also analysis and discuss the changes in the nine months ending September 30, 2005 compared to September 30, 2004. See Item 303 of Regulation S-B.

ANSWER: We have updated the results of operations discussion to include the changes during the nine months ending September 30, 2005.

Liquidity and Capital Resources

9.

You discuss the impact of the non-monetary transactions of receiving advertising barter credits on your liquidity, however, you do not discuss the impact of these transactions on your results of operations. In this regard, the impact on revenue should be clearly discussed including the impact on trends. Further, you should describe any circumstances, trends, events or uncertainties that will result in or that are reasonably likely to materially impact on cash as well as revenues. You discuss the impact of receiving barter credits, however, you did not discuss the effects of not receiving cash instead of these credits and its effect on your liquidity. Confirm to us your consideration of the disclosure requirements of Regulation S-K, Item 303 (a) (1) and SEC Release 33-8350.

5021 Indian School Rd. NE Suite 100 - Albuquerque, New Mexico 87110 – (505) 255-1999 – (505) 255-7201 (Fax)

www.nmxs.com

ANSWER: In the discussion of the results of operations for the nine months ended September 30, 2005, we have included disclosure regarding the impact on revenues of the barter transactions with Forbes.com, and the anticipated impact of these transactions on future revenue trends. In the discussion of liquidity we have amplified the discussion of the impact of the barter transactions on expected future cash flows.

10.

You state that your business strategy is to increase working capital by internal growth and to sell potentially dilutive securities to fund operations. The disclosure should indicate what the effects will be if none of these two events or sources of cash are available. You also state that you anticipate new clients and new products will provide necessary cash flows. Indicate why you believe that you will succeed in these areas and tell us how your MD&A discusses this trend and explain why that trend is sustainable. Also, clearly indicate why you believe that you have the cash available to support this trend. Further, you reference an investor that you believe has the willingness and wherewithal to provide funds. The disclosure should support both of these statements and should address events that might occur if this investor decides not to continue to support the company.

ANSWER: We have included the following disclosure in the Liquidity and Capital Resources section for the Forms 10-QSB for the fiscal quarters ended March 31, 2005, June 30, 2005, and September 30, 2005:

If we are not able to meet our sales objectives as anticipated, and in addition we are not able to secure debt or additional equity sales, the company probably would have to drastically reduce its size and operations, and could possibly have to cease operations. For the last five years we have been able to raise the funds necessary to continue operations and for our growth objectives through a combination of the approaches mentioned above, and given the positive feedback on our new products, we believe that we will be able to continue using these options until such time as we are able to fund our current operations and growth entirely from sales revenue.

We have also included the following disclosure in the paragraph regarding the investor:

If we are not able to raise funds through sales of products and services, sales of stock or debt, and the funds from this investor are also not obtainable, the company may have to drastically reduce its size and operations, and could possibly have to cease operations. To date, we have not received any financing from this investor, because we have been able to raise any needed financing through other means.

Item 3. Controls and Procedures, page 25

11.

We note that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures are effective, “in timely alerting them to material information relative to our company required to be disclosed in our periodic filings with the SEC” here and in

5021 Indian School Rd. NE Suite 100 - Albuquerque, New Mexico 87110 – (505) 255-1999 – (505) 255-7201 (Fax)

www.nmxs.com

your Form 10-Qs for the quarters ended March 31, 2005 and June 30, 2005. Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective in ensuring that information required to be disclosed is recorded, processed, summarized and reported with the time periods specified in the Commissions rules and forms. We refer you to Exchange Act Rule 13a-15(e).

ANSWER: Under Item 3. Controls and Procedures, we have revised paragraph (a) Evaluation of disclosure controls and procedures to the following:

Our Chief Executive Officer and Chief Financial Officer (collectively the "Certifying Officers") maintain a system of disclosure controls and procedures that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act (15 U.S.C. 78a et seq.) is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. Under the supervision and with the participation of management, the Certifying Officers evaluated the effectiveness of the design and operation of our disclosure controls and procedures within 90 days prior to the filing date of this report. Based upon that evaluation, the Certifying Officers concluded that our disclosure controls and procedures are effective in timely alerting them to material information relative to our Company required to be disclosed in our periodic filings with the SEC and achieve their intended purposes and objectives.

We hope the above fully addresses the concerns you have raised in your letter dated December 20, 2005. It is imperative that we be in a position to file a post effective amendment to our currently effective SB-2, as well as prepare our 10-K for 2005. If you require any further clarification or specificity, please telephone so that the information may be provided to you without delay.

Very truly yours,

NEW MEXICO SOFTWARE, INC.

BY:_/s/ Richard Govatski________

RICHARD F. GOVATSKI

5021 Indian School Rd. NE Suite 100 - Albuquerque, New Mexico 87110 – (505) 255-1999 – (505) 255-7201 (Fax)

www.nmxs.com